Exhibit 99.1

Catalyst Paper appoints Pierre A. Raymond to its board of directors

RICHMOND, BC, July 8, 2014 /CNW/ - Catalyst Paper Corporation (TSX:CYT) today announced the appointment of Pierre A. Raymond as an independent director of the company, effective immediately.

Leslie T. Lederer, Chairman of the Board said, "I am pleased to welcome Mr. Raymond to our Board of Directors.  His extensive knowledge and understanding of corporate strategy, finance and management dealings will add a valuable perspective to the company.  We look forward to benefitting from his judgment and counsel."

Mr. Raymond retired in May 2014 from Stikeman Elliott as a partner in the Montréal office. He served as Chair of the firm from 2006 to 2012 and as a member of the Partnership Board and the Executive Committee from 1997 to 2012. After he stepped down as Chair of the firm, Mr. Raymond continued to coordinate the firm's multiple country and regional initiatives and maintained a management role in the Montréal office, with a focus on client relations. His practice focused primarily on public mergers and acquisitions, securities regulation and corporate finance. Mr. Raymond was counsel to various corporations with regard to national and international securities offerings, tender offers and financings. Mr. Raymond also counselled US and European clients with respect to Québec law in connection with international privatizations, tender offers and acquisitions.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Inc. as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 17:08e 08-JUL-14